Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-10661)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Blue Marble Energy Corporation (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10661), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2017 and qualified by the Commission on February 17, 2017.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that there is insufficient investor interest in the securities covered by the Offering Statement to warrant the consummation of the offering. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Wayne Rebich

Wayne Rebich

Chief Financial Officer

Blue Marble Energy Corporation